CLEAN POWER CONCEPTS, INC.

1404 510 West Hastings Street, Vancouver, British Columbia, Canada V6B 1L8 Fax – 604 682-1044

April 22, 2009

John Cannarella

Division of Finance

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, DC  20549-7010

Dear Sir:

Re:

Clean Power Concepts, Inc. (the “Company”)

Form 10-K for the year ended June 30, 2008

Filed:  September 24, 2008

File No. 000-52035

In connection with your letter of March 18, 2009 with respect to the Company’s Form 10-K for the year ended June 30, 2008 filed by the Company on September 24, 2008, the Company acknowledges and confirms that:

1.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you find the foregoing to be in order.  Should you have any questions please do not hesitate to contact the undersigned.

Yours truly

Clean Power Concepts, Inc.

“Ralph Proceviat”

_________________________________
Per:

Ralph Proceviat

Chief Financial Officer